F O R . I M M E D I A T E . R E L E A S E

Spectrum Signal Processing Announces Second Quarter Results

Burnaby, B.C., Canada - July 21, 2003 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) a leading provider of high performance wireless signal processing and packet-voice solutions, today announced its financial results for the second quarter ended June 30, 2003. Spectrum reports all results in U.S. dollars and in accordance with U.S. GAAP.

For the quarter ended June 30, 2003, Spectrum recorded sales of $4.1 million, down 28% from the prior quarter and down 35% from sales of $6.3 million in the second quarter of 2002. Wireless Systems sales were $2.2 million for the second quarter of 2003. Wireless Systems sales reflect a $1.9 million decline in legacy product sales from the first quarter. Network Solutions sales were $1.9 million for the second quarter of 2003, an increase of $1.5 million over the first quarter as a result of production volume shipments to UTStarcom.

Spectrum recorded a loss of $2.5 million, or a loss of $0.17 per share, for the quarter ended June 30, 2003, compared to breakeven earnings in the prior quarter, and net earnings of $81,000 or $0.1 per share for the second quarter of 2002.

Spectrum's gross margin was 42% in the second quarter of 2003, compared to 62% in the prior quarter and 58% in the second quarter of 2002. The decline in gross margin was the result of product mix, and a high proportion of development system sales to new customers involving the resale of lower margin third party products. Gross margins for both Wireless Systems and Network Solutions were 42% in the second quarter of 2003. The margins for Spectrum's internally developed products remained consistent with those realized in the first quarter.

Spectrum's cash position at June 30, 2003 stood at $2.6 million, down from $2.8 million in the previous quarter. Given weak second quarter sales and based on internal forecasts, Spectrum expects its cash position to decline over the third quarter, but expects a positive cash balance at the end of the quarter.

"We are looking forward to improving results in the third quarter as we expect revenues in the second half of the year to strengthen. As reflected in our guidance issued July 14, 2003, annual revenues are expected to range from $23 million to $27 million," stated Pascal Spothelfer, Spectrum's President and CEO. "Notwithstanding our initiative to pursue strategic alternatives, we are driving our business forward and are experiencing full support from our customers, suppliers, and partners."

Spectrum will conduct a conference call and live audio web cast on July 21, 2003 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed by dialing 1.800.273.9672, or by accessing the audio web cast from Spectrum's web site at www.spectrumsignal.com. A replay of the call will be available from July 21, 2003 to July 28, 2003 and can be accessed by dialing 1.416.695.5800 followed by the access code 1443417, or by visiting www.spectrumsignal.com.

Forward-Looking Safe Harbor Statement

The statements by Pascal Spothelfer, and the above statements contained in this Business Outlook, are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions, growth rates of the packet-voice or commercial wireless markets, government spending, changes in customer order patterns, supplier costs, successful contract negotiations, competitive factors, such as rival system-level architectures, developments in processor technology, the acceptance of new products in specific markets, pricing pressures, development and timing of introduction of new products, continued success in technological advances, and the ability to grow new packet-voice and defense and commercial wireless business. Readers are referred to Spectrum's assumptions and other risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management's best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

About Spectrum Signal Processing Inc.

Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 16 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in defense communications systems, satellite hubs, cellular base stations, media gateways and next-generation voice and data switches. More information on Spectrum and its aXs and flexComm product lines is available at www.spectrumsignal.com.

Spectrum Contact:
Liza Aboud
Phone: 604.421.5422 ext. 152
E-mail: liza_aboud@spectrumsignal.com

Brent Flichel
Phone: 604. 421.5422 ext 247
E-mail: brent_flichel@spectrumsignal.com

Spectrum Signal Processing, Inc.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in accordance with United States generally accepted accounting principles

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Sales	$6,251	$4,093	$12,342	$9,795
Cost of sales	2,597	2,372	5,055	4,523
	3,654	1,721	7,287	5,272

Expenses
Administrative	1,387	1,223	2,451	2,484
Sales and marketing	995	1,317	2,050	2,569
Research and development	998	1,418	2,125	2,278
Amortization	176	226	343	419
Restructuring and other charges	-	1	-	(51)
	3,556	4,185	6,969	7,699

Earnings (loss) from operations	98	(2,464)	318	(2,427)

Other
Interest expense	4	9	7	15
Other expense (income)	3	-	2	(2)
	7	9	9	13

Earnings (loss) before income taxes	91	(2,473)	309	(2,440)

Income tax expense
Current	10	-	10	-
	10	-	10	-

Net earnings (loss)	81	(2,473)	299	(2,440)

Deficit, beginning of period	(11,236)	(15,128)	(11,454)	(15,161)
Cancellation of treasury shares	(743)	-	(743)	-
Deficit, end of period	$(11,898)	$(17,601)	$(11,898)	$(17,601)

Earnings (loss) per share
Basic	$0.01	$(0.17)	$0.02	$(0.17)
Diluted	$0.01	$(0.17)	$0.02	$(0.17)

Weighted average shares
Basic	12,702,680	14,732,391	12,534,568	14,732,391
Diluted	12,985,650	14,732,391	12,716,352	14,732,391

Spectrum Signal Processing, Inc.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in accordance with United States generally accepted accounting principles

	December 31,	June 30,
ASSETS	2002	2003
		(Unaudited)
Current assets
Cash and cash equivalents	$3,480	$2,624
Trade receivables net of allowance for doubtful accounts of $281 (2002-$221)	4,887	3,540
Receivable from Technology Partnerships Canada	496	286
Inventories	2,414	2,891
Prepaid expenses	132	262
	11,409	9,603

Capital assets	2,666	3,124

	$14,075	$12,727

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$2,346	$3,229
Accrued liabilities	2,213	2,075
	4,559	5,304

Long-term obligations	857	791

Stockholders' equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 14,732,391 (2002 - 14,732,391)	24,974	24,974
Additional paid-in capital	554	554
Warrants	113	113
Deficit	(15,161)	(17,601)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,408)
	8,659	6,632

	$14,075	$12,727

Spectrum Signal Processing, Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net earnings (loss)	$81	$(2,473)	$299	$(2,440)
Adjustments to reconcile net earnings (loss) to net cash provided by (used for) operating activities

Amortization	176	226	343	419
Changes in operating assets and liabilities
Accounts receivable	853	2,297	751	2,283
Inventories	234	(94)	50	(73)
Prepaid expenses	(144)	(51)	(142)	(101)
Accounts payable	38	251	(360)	462
Accrued liabilities	(116)	(29)	196	(471)
Long-term obligations	-	(52)	-	(194)
Net cash provided by (used for) operating activities	1,122	75	1,137	(115)

Cash flows from investing activities
Purchase of capital assets	(117)	(165)	(218)	(411)
Net cash used for investing activities	(117)	(165)	(218)	(411)

Cash flows from financing activities
Issue of shares from share options	10	-	11	-
Issue of shares from Employee Share Purchase Plan	40	-	40	-
Issue of shares for cash	4,107	-	4,107	-
Net cash provided by financing activities	4,157	-	4,158	-

Effect of foreign currency exchange rates on cash and
cash equivalents	(94)	(102)	(96)	(330)

Net increase (decrease) in cash and cash equivalents
during the period	5,068	(192)	4,981	(856)
Cash and cash equivalents, beginning of period	1,257	2,816	1,344	3,480
Cash and cash equivalents, end of period	$6,325	$2,624	$6,325	$2,624